CASE NEW HOLLAND INC.

Tower B, 10th Floor

World Trade Center, Amsterdam Airport

Schiphol Boulevard 217

1118 BH Amsterdam

The Netherlands

July 6, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Case New Holland Inc. (the “Company”)
Registration Statement on Form F-4 (File No. 333-173332)

Ladies and Gentlemen:

This letter is in reference to the registration statement on Form F-4 (File No. 333-173332) of the Company which was originally filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2011 (as amended, the “Registration Statement”), relating to an offer to exchange $1,500,000,000 of a new series of the Company’s 7 7/8% Senior Notes due 2017 for a like amount of the Company’s existing 7 7/8% Senior Notes due 2017.

The Company hereby requests acceleration of the effective date of the Registration Statement in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), to 5:00 p.m., Eastern Daylight Saving Time, or as soon thereafter as practicable, on July 6, 2011. The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-captioned Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	-2-

If you have any questions, please contact the undersigned at (630) 887-3766 or John L. Savva of Sullivan & Cromwell LLP at (650) 461-5610.

Yours truly,

CASE NEW HOLLAND INC.

By:	/s/ Michael P. Going

Name:	Michael P. Going
Title:	Senior Vice President and
General Counsel

cc:	Amanda Ravitz
Louis Rambo
(Securities and Exchange Commission)

John L. Savva
(Sullivan & Cromwell LLP)